UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 11, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 11, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 16-5-TR	Date:	February 11, 2016

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2015

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported unaudited annual adjusted profit attributable to shareholders of $188 million, or $0.33 per share, compared with $452 million, or $0.78 per share in 2014. Fourth quarter adjusted profit attributable to shareholders was $16 million, or $0.03 per share, compared with $116 million, or $0.20 per share, in the fourth quarter of 2014. Total non-cash after-tax impairment charges for 2015 amounted to $2.7 billion, of which $536 million was taken in the fourth quarter.

“We were pleased with our operating performance in 2015, meeting our guidance, reducing our costs and raising nearly $1 billion through two streaming transactions to strengthen our balance sheet,” said Don Lindsay, President and CEO. “However, the commodity cycle continues to provide us with a very challenging environment such that our near-term priorities are to keep all of our operations cash flow positive, meet our commitment to Fort Hills with internal sources of funds, evaluate options to further strengthen our liquidity and maintain a strong financial position by ending the year without drawing on our lines of credit.”

Highlights and Significant Items

—	Annual adjusted profit attributable to shareholders was $188 million, or $0.33 per share. Fourth quarter adjusted profit attributable to shareholders was $16 million, or $0.03 per share.

—	Gross profit before depreciation and amortization in 2015 was $2.6 billion compared with $2.9 billion in 2014. Gross profit before depreciation and amortization was $614 million in the fourth quarter compared with $757 million in the fourth quarter of 2014.

—	Cash flow from operations, before working capital changes, was $1.7 billion in 2015 compared with $2.0 billion last year. Cash flow from operations, before working capital changes, was $428 million in the fourth quarter of 2015 compared with $491 million a year ago.

—	The loss attributable to shareholders was $459 million in the fourth quarter compared with a profit of $129 million in the fourth quarter of 2014.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, SVP Sustainability and External Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com

•	Our quarterly loss included impairment charges of $736 million on a pre-tax basis, including $45 million on our steelmaking coal assets, $93 million on copper and $598 million on the Fort Hills oil sand project resulting in a $536 million after-tax charge. For 2015, total pre-tax asset impairment charges were $3.6 billion and $2.7 billion on an after-tax basis.

•	Adjusted EBITDA for 2015 (not including the non-cash impairment charges) was $2.0 billion compared with $2.4 billion in 2014.

•	Our liquidity remains strong with a cash balance of $1.8 billion at February 10, and US$3.0 billion available under our revolving credit facility which matures in 2020.

•	Construction of the Fort Hills oil sands project is more than 50% complete and progressing substantially on schedule and on budget. As at February 10, our remaining cash funding to complete the project is $1.2 billion.

•	We received a payment of $789 million (US$610 million) for the sale of a silver stream linked to our share of the Antamina mine.

•	Cash unit production costs were reduced at all of our operations in 2015 compared with a year ago as a result of the highly focused efforts on our cost reduction program and lower diesel prices.

•	We have reached agreements with the majority of our steelmaking coal customers for the first quarter of 2016, based on a quarterly benchmark of US$81 per tonne for the highest quality product, and we expect total sales in the first quarter, including spot sales, to be at least 5.5 million tonnes of steelmaking coal.

•	We were recognized as one of the Global 100 Most Sustainable Corporations for the fourth consecutive year by media and investment research company Corporate Knights.

•	Operating highlights in 2015 included:

o	all our operating mines, with the exception of Quebrada Blanca and Pend Oreille, remained cash positive in the fourth quarter and for 2015,

o	we achieved record annual production at Trail for refined zinc and silver, and

o	we achieved record annual mill throughput at Antamina.

•	If we meet our full year guidance for production, costs and capital expenditures, assuming current commodity prices and exchange rates and no unusual transactions or events, we should complete 2016 with at least $500 million in cash without any material change in our overall U.S. dollar debt level.

2    Teck Resources Limited 2015 Fourth Quarter News Release

This news release is dated as at February 11, 2016. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our financial results in the fourth quarter and for 2015 were significantly affected by the decline in commodity prices. In the case of steelmaking coal, prices are approximately 40% lower in U.S. dollar terms than those experienced during the financial crisis in 2008/2009. In 2015, annual copper, steelmaking coal and zinc prices declined by 20%, 19% and 11%, respectively in U.S. dollar terms, compared with 2014. Concerns regarding a slowdown in the Chinese economy combined with an oversupply of certain commodities, especially steelmaking coal, have caused the price declines and volatility.

Partly offsetting the commodity price declines was a stronger U.S. dollar, which has a significant positive benefit on our business, as sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. At current commodity prices, each one cent change in the Canadian/U.S. dollar exchange rate has a $34 million effect on our EBITDA.

To meet the ongoing challenge of this price environment, we have been highly focused on our business operations and achieving our cost reduction and production targets. Our cost reduction program has reduced operating costs across the organization. In addition, we reduced capital spending in the current year and are reducing planned spending in future years. We achieved cash production unit cost reductions at all our operations in 2015 compared with 2014. All of our major operations have remained cash positive after sustaining capital expenditures in 2015 and for the fourth quarter of 2015. Quebrada Blanca, where ground control issues affected production, and Pend Oreille, which started up operations in December 2014 and was ramping up through 2015, were cash flow negative after sustaining capital.

The oil market has been volatile and in significant decline since mid-2014. During 2015, the decline in oil price had a significant positive effect on our operating costs as our mining operations use a substantial amount of diesel fuel. Our Fort Hills oil sands property, which is currently under construction, has a reserve life of approximately 50 years. The project is expected to produce first oil by the fourth quarter of 2017 and achieve 90% of its planned production capacity within 12 months. Consistent with our strategy to develop long-life assets, in order to be exposed to various commodity price cycles, we believe that Fort Hills will benefit from higher oil prices in the longer term.

3    Teck Resources Limited 2015 Fourth Quarter News Release

Profit and Adjusted Profit(1)

We incurred a loss attributable to shareholders of $459 million, or $0.80 per share, in the fourth quarter compared with a profit of $129 million or $0.23 per share in the same period a year ago.

Adjusted profit attributable to shareholders, before items identified in the table below, was $16 million, or $0.03 per share, in the fourth quarter compared with $116 million or $0.20 per share in the same period last year. The decline in adjusted profit is primarily due to substantially lower U.S. dollar prices for our primary products, partly offset by reduced operating costs and the positive effect of a stronger U.S. dollar. Declining metal prices resulted in after-tax negative pricing adjustments of approximately $42 million in each of the fourth quarters of 2015 and 2014. We also had after-tax profits of $91 million derived from royalty sales and a gain on the formation of Project Corridor.

Profit and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Profit (loss) attributable to shareholders as reported	$(459)	$129	$(2,474)	$362
Add (deduct) the after-tax effect of:
Asset sales and provisions	(91)	7	(107)	13
Foreign exchange losses	19	3	80	8
Derivative (losses)	1	4	-	4
Collective bargaining agreement charge	10	-	10	-
Asset impairments	536	-	2,691	7
Tax items	-	(27)	(12)	58
Adjusted profit	$16	$116	$188	$452
Adjusted earnings per share	$0.03	$0.20	$0.33	$0.78

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4    Teck Resources Limited 2015 Fourth Quarter News Release

During the quarter we recorded asset impairment charges on our investment in Fort Hills, on our Coal Mountain and Carmen de Andacollo operations. These charges totaled $736 million on a pre-tax basis and $536 million on an after-tax basis. The write-downs were triggered by lower short-term commodity prices and lower market expectations for some future commodity prices and capital market conditions.

	Three months ended December 31, 2015		Year ended December 31, 2015
(CAD$ in millions)	Pre-tax	After-tax	Pre-tax	After-tax

Impairments

Steelmaking coal operations	$45	$29	$2,032	$1,482
Copper – Carmen de Andacollo	93	65	506	405
Zinc – Pend Oreille	-	-	31	19
Energy – Fort Hills	598	442	1,062	785
Total	$736	$536	$3,631	$2,691

The economic models for determining the amount of impairment charges above use current prices in the initial years and transition to longer-term prices in years three to five. Current long-term assumptions are as follows: steelmaking coal US$130 per tonne, copper US$3.00 per pound, zinc US$1.00 per pound, Western Canadian Select of US$60 per barrel and $1.25 Canadian to U.S. dollar exchange rate. A 6.2% real, 8.3% nominal, post-tax discount rate was used to discount our cash flow projections. Discount rates are based on the weighted average cost of capital for a mining industry peer group.

5    Teck Resources Limited 2015 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2015	2014	2015	2014

Revenues and profit
Revenues	$2,135	$2,256	$8,259	$8,599
Gross profit before depreciation and amortization (1)	$614	$757	$2,645	$2,879
Gross profit	$281	$416	$1,279	$1,535
EBITDA (1)	$(269)	$582	$(1,633)	$2,348
Profit (loss) attributable to shareholders	$(459)	$129	$(2,474)	$362

Cash flow
Cash flow from operations	$687	$743	$1,951	$2,278
Property, plant and equipment expenditures	$532	$420	$1,581	$1,498
Capitalized stripping costs	$176	$167	$663	$715
Investments	$13	$12	$82	$44

Balance Sheet
Cash balances			$1,887	$2,029
Total assets			$34,688	$36,839
Debt, including current portion			$9,634	$8,441

Per share amounts
Profit (loss) attributable to shareholders	$(0.80)	$0.23	$(4.29)	$0.63
Dividends declared	$0.05	$0.45	$0.20	$0.90

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.4	6.8	25.3	26.7
Copper (2)	96	83	358	333
Zinc in concentrate (3)	158	171	658	660
Zinc - refined	79	73	307	277

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.5	6.5	26.0	26.2
Copper (2)	105	86	357	338
Zinc in concentrate (3)	238	202	706	657
Zinc - refined	79	73	308	277

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$81	$110	$93	$115
Steelmaking coal (realized CAD$/tonne)	$108	$123	$117	$126
Copper (LME cash - US$/pound)	$2.22	$3.00	$2.49	$3.11
Zinc (LME cash - US$/ pound)	$0.73	$1.01	$0.87	$0.98
Average exchange rate (C$ per US$1.00)	$1.34	$1.14	$1.28	$1.10

Gross profit margins before depreciation (1)
Steelmaking coal	28%	28%	30%	28%
Copper	33%	42%	38%	46%
Zinc	26%	32%	29%	29%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter of 2015.

6    Teck Resources Limited 2015 Fourth Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Revenues
Steelmaking coal	$701	$824	$3,049	$3,335
Copper	619	656	2,422	2,586
Zinc	814	775	2,784	2,675
Energy	1	1	4	3
Total	$2,135	$2,256	$8,259	$8,599

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$197	$234	$906	$920
Copper	203	274	931	1,177
Zinc	213	248	805	779
Energy	1	1	3	3
Total	$614	$757	$2,645	$2,879

Gross profit
Steelmaking coal	$29	$56	$200	$208
Copper	76	149	426	678
Zinc	176	211	655	649
Energy	-	-	(2)	-
Total	$281	$416	$1,279	$1,535

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

7    Teck Resources Limited 2015 Fourth Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Steelmaking coal price (realized US$/tonne)	$81	$110	$93	$115
Steelmaking coal price (realized CAD$/tonne)	$108	$123	$117	$126
Production (million tonnes)	6.4	6.8	25.3	26.7
Sales (million tonnes)	6.5	6.5	26.0	26.2
Gross profit, before depreciation and amortization	$197	$234	$906	$920
Gross profit	$29	$56	$200	$208
Property, plant and equipment expenditures	$28	$47	$97	$235

Performance

Gross profit before depreciation and amortization from our steelmaking coal business unit decreased by $37 million from a year ago (see table below), as the benefits of our cost reduction program and lower diesel prices were more than offset by lower realized steelmaking coal prices.

The average realized steelmaking coal price of US$81 per tonne was 26% lower than the fourth quarter of 2014, reflecting oversupplied steelmaking coal market conditions and a decline in spot price assessments. The favourable effect of a stronger U.S. dollar in the fourth quarter partly offset the lower price, which resulted in our Canadian dollar realized price declining by 12% compared with a year ago.

Fourth quarter production of 6.4 million tonnes was 6% lower than the same period a year ago as we reduced production volumes to match sales volumes which were equal to the previous year. Even with the lower production volumes, unit production costs at the mines were 6% lower this quarter than a year ago as a result of our continued cost reductions, productivity improvements and lower diesel prices.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2014	$234
Increase (decrease):
Steelmaking coal price realized:
US$ price	(231)
Foreign exchange	115
Sales volume	(2)
Operating costs	71
Inventory write-down	10
Net decrease	(37)
As reported in current quarter	$197

8    Teck Resources Limited 2015 Fourth Quarter News Release

Property, plant and equipment expenditures totaled $28 million in the fourth quarter, of which $20 million was spent on sustaining capital. Capitalized stripping costs were $103 million in the fourth quarter compared with $94 million a year ago.

We continue to implement the water quality management measures contemplated by our Elk Valley Water Quality Plan. The water treatment facility at our Line Creek Operations continues to move through commissioning and is expected to be fully operational in early 2016.

Markets

Steelmaking coal prices declined further during the quarter. Although Chinese imports have declined substantially compared to 2014, demand in the rest of the world continues to be strong for our products. However, given oversupply in the market, we do not expect a substantial recovery in price until additional supply cuts occur or demand increases.

Steelmaking coal prices for the first quarter of 2016 have been agreed with the majority of our quarterly priced customers based on US$81 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions as sales are concluded.

Operations

Our cost reduction initiatives continue to produce significant results and remain focused on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program. These included the effects of the strengthening U.S. dollar on some inputs and higher electricity costs.

In the fourth quarter of 2015, we continued to experience the positive effects of lower diesel prices. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced have decreased by 31% compared to the fourth quarter of 2014.
9    Teck Resources Limited 2015 Fourth Quarter News Release

Cost of Sales

Site cost of sales in the fourth quarter of 2015, before transportation, depreciation and inventory write-downs, was $41 per tonne, $7 per tonne or 15% lower than a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2015	2014	2015	2014

Site cost of sales	$41	$48	$45	$51
Transportation costs	35	39	36	38
Inventory write-down	2	4	2	3
Unit costs (1) (2)	$78	$91	$83	$92

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2015	2014	2015	2014

Site cost of sales	$31	$42	$35	$46
Transportation costs	26	34	28	35
Inventory write-down	1	3	1	3
Unit costs (1) (2)	$58	$79	$64	$84

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included an $11 per tonne charge for the amortization of capitalized stripping costs and $15 per tonne for other depreciation. In U.S. dollar terms, unit costs have fallen by $11 per tonne from $42 per tonne to $31 per tonne due to reductions in the site costs as explained on page 8 and the positive effect of the stronger U.S. dollar when translating our Canadian costs.

Outlook

Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

Steelmaking coal production in 2016 is expected to be between 25 and 26 million tonnes. Production in the first half of 2016 is expected to be lower than the second half due to scheduled plant maintenance shutdowns and raw coal release timing. As in prior years, annual volumes produced will be adjusted if necessary to reflect market demand for our products. Production in 2017 is expected to remain similar to 2016, assuming current market conditions persist. We are currently exploring our options to maintain production at similar levels in 2018 and beyond after the closure of Coal Mountain in late 2017.

Excluding transportation costs, we expect our annual cost of product sold to be in the range of $45 to $49 per tonne (US$32 to US$35) based on our current production plans. This range is
10    Teck Resources Limited 2015 Fourth Quarter News Release

slightly higher than in 2015. Normal variability between higher and lower strip ratio areas exists in our mine plan sequence. In 2016 we expect to reduce our overall mining costs from 2015 levels, but a higher proportion of these costs are expected to relate to current production and less to capitalized stripping. This results in a reduction in capitalized stripping from $396 million in 2015 to an expected $288 million in 2016 and an increase of $4 per tonne in operating costs.

Transportation costs in 2016 are expected to be approximately $35 to $37 per tonne (US$25 to US$26).

Capital spending planned for 2016 also includes $50 million for sustaining capital and $38 million for major enhancement projects focused on extending mine life at a number of our Elk Valley operations.

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COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Copper price (realized – US$/pound)	$2.21	$2.98	$2.50	$3.12
Production (000’s tonnes)	96	83	358	333
Sales (000’s tonnes)	105	86	357	338
Gross profit, before depreciation and amortization	$203	$274	$931	$1,177
Gross profit	$76	$149	$426	$678
Property, plant and equipment expenditures	$125	$100	$338	$357

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $71 million in the fourth quarter compared with a year ago (see table below). This was primarily due to lower realized copper prices, partially offset by higher sales volumes and lower unit costs driven by the effect of higher production levels and the results of our cost reduction initiatives.

Copper production increased to 96,000 tonnes compared with 83,000 tonnes a year ago. Production at Highland Valley Copper was 11,700 tonnes higher than a year ago primarily due to higher grades and recoveries, while our share of production from Antamina increased by 6,800 tonnes as a result of record mill throughput and higher grades during the quarter. Production was lower at Quebrada Blanca due to ore availability constraints resulting from geotechnical issues adjacent to the SX-EW plant that occurred in June.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2014	$274
Increase (decrease):
Copper price realized (US$ price)	(196)
Sales volume	45
Co-product and by-product revenues	(53)
Unit operating costs	111
Copper inventory write-down	(20)
Foreign exchange	54
Other	(12)
Net decrease	(71)
As reported in current quarter	$203

Capital expenditures totaled $125 million, including $79 million for sustaining capital and $43 million for new mine development, of which $40 million was for the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $50 million in the fourth quarter, lower than the $54 million a year ago.
12    Teck Resources Limited 2015 Fourth Quarter News Release

Markets

LME copper prices averaged US$2.22 per pound in the fourth quarter of 2015, down 26% from a year ago. Copper prices remained volatile trading to the lowest levels since 2009.

Total reported exchange stocks fell 41,200 tonnes during the quarter to 0.5 million tonnes. Total reported global copper exchange stocks are now estimated to be 7.9 days of global consumption, below the estimated 25 year average of 12 days of global consumption.

Operational issues and low copper prices are affecting current and future mine production plans. Estimates of lost global production in 2015 amounted to over 1.2 million tonnes. Despite a reduction in demand growth in 2015, analysts believe the market recorded only a small surplus. Similar levels of production cuts have already been made for 2016, and while mine production is expected to grow in 2016, analysts now project it will be far less than previously forecast. Market fundamentals over the medium to long-term remain positive as low prices, lower grades and ongoing operational difficulties and project delays will continue to constrain production growth and investment.

Operations

Highland Valley Copper

Copper production was 41,200 tonnes in the fourth quarter or 40% higher than a year ago, due to higher copper grades and higher recoveries. Mill throughput was lower than a year ago due to harder ore in the current phase of the Valley pit. As we continued to mine the higher grade but harder ore in the current phase of the Valley pit, throughput remained similar to previous quarters, but lower than the previous year, as anticipated. Molybdenum production declined to 0.9 million pounds from 1.3 million pounds a year ago primarily due to lower grade and recovery.

Operating costs of $128 million decreased by $14 million or 10% compared to the same period a year ago as a result of substantial progress on cost savings programs and lower mill throughput. Unit costs declined significantly compared to a year ago due to higher ore grades and the resulting higher sales. Capitalized stripping costs in the fourth quarter were $30 million compared with $27 million a year ago.

On average, production is expected to be 135,000 tonnes per year until the end of the current mine life in 2026. As anticipated in the mine plan, production at Highland Valley Copper will vary significantly over the next few years to due significant fluctuations in ore grades and hardness. We forecast copper production in 2016 of between 113,000 and 118,000 tonnes of copper as the current high grade phase in the Valley pit is completed. Copper production is expected to be higher in the first half of 2016 before declining significantly for the remainder of the year. Copper production is expected to be lower than normal before gradually recovering in 2018 and 2019 as we mine a lower grade phase of the mine. Average annual copper production from 2017 to 2019 is expected to be 105,000 tonnes per year, with a low of 90,000 tonnes expected in 2017. Copper production is expected to return to above life of mine average levels starting in 2020. Molybdenum production in 2016 is expected to be approximately 5.8 to 6.2 million pounds contained in concentrate. Annual molybdenum production from 2017 to 2019 is estimated to average 8.5 million pounds.
13    Teck Resources Limited 2015 Fourth Quarter News Release

Antamina

Copper production in the fourth quarter increased by 36% compared with a year ago primarily as a result of higher grades, recovery and mill throughput. The mix of mill feed in the quarter was 69% copper-only ore and 31% copper-zinc ore compared to 66% and 34%, respectively, in the same period a year ago. Zinc production of 58,000 tonnes in the fourth quarter was consistent with the same period a year ago as lower grades were partially offset by higher recovery.

Antamina achieved mill throughput of 14.2 million tonnes for the quarter, an average of 154,200 tonnes per day, 4% higher than the same period last year. Recent debottlenecking projects focused primarily on the crushing and conveying system have enabled throughputs much higher than the 130,000 tonnes per day design capacity of the original expansion project. Throughput rates going forward will be dependent on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates.

Operating costs in the fourth quarter, before changes in inventory, were 7% lower than a year ago primarily due to lower fuel costs, reduced tire costs and reduced usage of contractors.

In the fourth quarter we entered into a long-term streaming agreement with FN Holdings ULC (FNH), a subsidiary of Franco-Nevada Corporation, linked to silver production at the Antamina mine. Compañia Minera Antamina S.A., in which we hold a 22.5% interest and which owns and operates Antamina, is not a party to the agreement and operations will not be affected. Franco-Nevada made a payment of $789 million (US$610 million) and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. We will deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by Compañia Minera Antamina S.A., using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. We recorded the payment as deferred consideration and will amortize the amount based on the delivery of the silver.

Our 22.5% share of Antamina’s 2016 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 48,000 to 52,000 tonnes of zinc and 1.7 million pounds of molybdenum. Our share of copper production is expected to remain stable between 90,000 and 100,000 tonnes from 2017 to 2019. Zinc production is expected to increase significantly as the mine enters a phase with high zinc grades and a higher proportion of copper-zinc ore processed, with our share of zinc production during 2017 to 2019 expected to average more than 80,000 tonnes per year. Annual molybdenum production is expected to range between 2.0 million and 2.5 million pounds between 2017 and 2019.

Quebrada Blanca

Copper production in the fourth quarter decreased by 25% compared with a year ago due to lower grades and ore availability constraints following the ground movement that occurred in June adjacent to the SX-EW plant. We continue to operate the south side of the SX-EW plant which has sufficient production capacity for the available ore sources over the remainder of the mine life. The north portion of the SX-EW plant is being decommissioned.
14    Teck Resources Limited 2015 Fourth Quarter News Release

Before a US$15 million inventory write-down due to lower copper prices, operating costs in the fourth quarter were US$50 million, the same as a year ago. Capitalized stripping costs in the fourth quarter were US$1 million compared with US$9 million a year ago.

We continue to advance the updating of the environmental permits for the existing facilities for the supergene operation. Indigenous Peoples’ consultation processes by the relevant regulatory agencies are still in progress.

We expect production of approximately 30,000 to 35,000 tonnes of copper cathode in 2016. Grades are forecast to decline as the supergene deposit is gradually depleted. The operation made significant progress on further cost reduction initiatives in late 2015, with continued focus early in 2016 on minimizing operating costs at current production levels. Mine life options past 2016 are being reviewed in light of current market conditions and mine life and future production plans will depend on copper prices and further cost reduction efforts.

Carmen de Andacollo

Copper production in the fourth quarter increased by 2% compared with a year ago primarily as a result of higher copper recovery and throughput.

Before a US$10 million labour settlement charge, operating costs in the fourth quarter were US$72 million compared with US$74 million a year ago. Excluding the one-time labour settlement charge, unit costs were lower than a year ago, reflecting our cost reduction program and higher volumes. Capitalized stripping costs in the fourth quarter of both periods were minimal.

Consistent with the mine plan, copper grades are expected to gradually decline in 2016 and in future years which we expect to offset by planned throughput improvements. Carmen de Andacollo’s production in 2016 is expected to be in the range of 65,000 to 70,000 tonnes of copper contained in concentrate and 3,000 tonnes of copper cathode, similar to 2015. Copper concentrate production is expected to remain similar for the subsequent three-year period. We are working to extend cathode production, previously expected to end in 2015, at similar rates through 2020.

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Cost of Sales

Unit cash costs of product sold in the fourth quarter of 2015 as reported in U.S. dollars, before cash margins for by-products, decreased primarily due to higher sales volumes, continued cost reduction efforts and the favourable effects of a stronger U.S. dollar at our Chilean and Highland Valley Copper operations. Cash margin for by-products was significantly lower compared to the same period a year ago. This was due to lower zinc revenues as a result of substantially lower prices and the loss of zinc revenues from the closure of Duck Pond in June 2015. The removal of silver credits at Antamina following our silver streaming agreement resulted in a US$0.09 per pound reduction to by-product credits in the fourth quarter.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2015	2014	2015	2014

Adjusted cash cost of sales (1)	$1.23	$1.75	$1.40	$1.72
Smelter processing charges	0.23	0.23	0.24	0.22

Total cash unit costs before by-product margins (1)	$1.46	$1.98	$1.64	$1.94
Cash margin for by-products (1) (2)	(0.09)	(0.29)	(0.19)	(0.29)
Total cash unit costs after by-product margins (1)	$1.37	$1.69	$1.45	$1.65

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the fourth quarter of 2015, activities continued to focus on capital optimization and permitting for the Quebrada Blanca Phase 2 project. We decided to move the proposed tailings facility closer to the mine site. The proposed facility is expected to provide sufficient capacity for tailings from ore mined during the first 25 years of the mine life. This decision, and other plant and infrastructure optimizations in the current design, are expected to materially reduce initial capital costs for the project. We expect to complete a new cost estimate in 2016 as engineering on these design changes progresses. Additional baseline work is required as a result of these changes and we now anticipate submitting the Social and Environmental Impact Assessment (SEIA) for the project to the authorities in mid to late 2016.

Project Corridor

In November, we closed the transaction combining Goldcorp’s El Morro project with our Relincho project, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single copper-gold-molybdenum project. Teck and Goldcorp contributed their respective project interests to create a 50/50 joint venture. In combination with community consultation, a pre-feasibility study is expected to commence in mid-2016 and be completed in approximately 12 to 18 months.

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Other Copper Projects

The pre-feasibility study continued to progress at our 50% owned Zafranal copper-gold project located in southern Peru and is now expected to be complete in the first half of 2016. We continue to minimize expenditures on all other copper projects. Targeted studies continue at Galore Creek, Schaft Creek, San Nicolas and Mesaba projects as we further explore ways to enhance the value of these projects.

Outlook

We expect 2016 copper production to be in the range of 305,000 to 320,000 thousand tonnes, with lower production in the second half of the year as a result of lower grades at Highland Valley Copper.

In 2016, we expect our copper unit costs to be in the range of US$1.65 to US$1.75 per pound before margins from by-products and US$1.50 to US$1.60 per pound after by-products based on current production plans, by-product prices and exchange rates.

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ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Zinc price (realized – US$/lb)	$0.75	$1.04	$0.87	$1.00
Production (000’s tonnes)
Refined zinc	79	73	307	277
Zinc in concentrate (1)	145	155	598	596
Sales (000’s tonnes)
Refined zinc	79	73	308	277
Zinc in concentrate (1)	222	179	644	594
Gross profit before depreciation and amortization	$213	$248	$805	$779
Gross profit	$176	$211	$655	$649
Property, plant and equipment expenditures	$70	$70	$145	$192

Note:
1)
Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter of 2015. Excludes co-product zinc production and sales from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit declined by $35 million in the fourth quarter compared with a year ago (see table on the following page). A substantially lower realized zinc price was partly offset by the favourable effect of a stronger U.S. dollar and higher sales volumes, partially due to the timing of Red Dog shipments.

Refined zinc production in the fourth quarter from our Trail Operations increased by 8% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, leading to higher throughput in 2015. For 2015, Trail achieved record production of refined zinc and silver. At Red Dog, zinc production was 12% lower than a year ago primarily due to an extended annual mill shutdown.

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The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2014	$248
Increase (decrease):
Zinc price realized (US$ price)	(166)
Sales volume	50
Co-product and by-product contribution	(8)
Unit operating costs	23
Royalties	20
Foreign exchange	53
Pend Oreille loss	(7)
Net decrease	(35)
As reported in current quarter	$213

Capital expenditures include $64 million for sustaining capital, which included $49 million at Trail and $15 million at Red Dog.

Markets

LME zinc prices averaged US$0.73 per pound in the fourth quarter of 2015, a decrease of 28% from the same period a year ago. Zinc prices fell to a low of US$0.67 per pound in the quarter, the lowest level since 2009.

Reported zinc exchange stocks fell 96,750 tonnes during the quarter to end the year at 659,300 tonnes. Total global reported exchange stocks are now estimated at 17 days of global consumption, down from the 25 year average of 23 days.

Demand for refined zinc in our key North American markets remained weak again this quarter with our customers facing headwinds from significantly increased imports of low priced galvanized steel into North America. Current reductions in monthly imports combined with good underlying demand should help to reduce service center inventories and improve North American galvanized steel market conditions. Stocks of both zinc metal and concentrates have continued to decline since the start of this year. Zinc metal supply is expected to become constrained in 2016 with the forecast mine closures having now taken place and additional production cuts announced in the third and fourth quarters also taking effect.

Operations

Red Dog

Mill throughput in the fourth quarter was 15% lower than a year ago primarily due an extended annual mill maintenance shutdown, which resulted in zinc production being 12% lower than a year ago. Lead production declined by 22% primarily due to the lower throughput and reduced recoveries, partly offset by higher ore grades.
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Zinc and lead sales volumes were 19% and 27% higher, respectively, than in the fourth quarter of 2014 due to timing of annual shipments.

Cost of sales in the current quarter increased by US$20 million to US$95 million, primarily due to higher sales volumes compared with the same period a year ago. Capitalized stripping costs were US$17 million in the fourth quarter, the same as a year ago.

Offsite zinc inventory available for sale from January 1, 2016 to the beginning of the 2016 shipping season totals 220,000 tonnes (2015 – 249,000 tonnes) of contained metal. Zinc sales volumes in the first quarter of 2016 are estimated to be approximately 115,000 tonnes of contained metal. All offsite lead inventories were sold as of the end of 2015.

Red Dog’s production in 2016 is expected to be in the range of 545,000 to 570,000 tonnes of zinc and 115,000 to 120,000 tonnes of lead. From 2017 to 2019, Red Dog’s production is expected to be in the range of 500,000 to 550,000 tonnes of zinc and 100,000 to 110,000 tonnes of lead. Studies are in progress to increase mill throughput and thus zinc metal production as feed grade continues to decline.

Teck Alaska has filed a complaint in the Superior Court for the State of Alaska seeking to enjoin the enforcement of a new severance tax enacted by the Northwest Arctic Borough, a local municipality, on the grounds that the municipality lacks the authority to tax interstate commerce, that the tax violates Teck Alaska’s equal protection and due process rights, and that the imposition of the tax breaches a prior negotiated agreement between Teck Alaska and the municipality. The new tax falls solely on Teck Alaska and, if legal, would increase annual payments to the municipality from approximately $11.5 million under the prior agreement to an estimated US$30 to US$40 million, depending on zinc prices. While we are advised that there is a sound legal basis for the complaint, there can be no assurance that Teck Alaska will prevail in the litigation, or that the tax will not be enforceable.

Trail

Zinc production matched our quarterly production record and was 8% higher this quarter than in the fourth quarter of 2014. The increased production and record results were due to improved reliability of the new acid plant and better utilization of electrical current applied in the zinc cell house. Lead production was 52% higher than a year ago as 2014 production was affected by the planned 35-day maintenance shutdown of the KIVCET furnace, which occurs once every three to four years.

Annual production records were achieved in 2015 for refined zinc and silver.

Operating costs in the fourth quarter declined to $89 million compared with $103 million a year ago due to cost reduction activities and not having the additional costs that were incurred in the fourth quarter of 2014 related to the KIVCET shutdown.

Capital expenditures in the quarter included $19 million for upgrades to the smelter feed building, $17 million for the water treatment plant and $13 million for various other small projects.

Trail Operations’ production in 2016 is expected to be in the range of 290,000 to 300,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.
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Pend Oreille

Mill throughput was 1,760 tonnes per day in the fourth quarter, or 88% of design capacity of 2,000 tonnes per day. The shortfall in the quarter was due to restricted mine production as a result of delays in fully implementing pillar recovery mining, but the issue was resolved by the end of the year. The concentrator is performing as anticipated with recoveries continuing to improve as mill feed variability is reduced.

Zinc production in the fourth quarter was 8,600 tonnes and lead production was 2,100 tonnes.

Pend Oreille’s production in 2016 is expected to be approximately 40,000 tonnes of zinc.

Outlook

We expect zinc in concentrate production in 2016, including co-product zinc production from our copper business unit, to be in the range of 630,000 to 665,000 tonnes.
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ENERGY BUSINESS UNIT

Fort Hills Project
Construction of the Fort Hills oil sands project has passed the midway point and is progressing substantially in accordance with the project schedule. In the fourth quarter, our capital expenditures were $302 million compared with a cash spending estimate of $159 million. Our capital expenditures in 2015 were $966 million compared with our cash forecast spending estimate which was $850 million. Capital expenditures in 2015 exceeded plan due to favourable fourth quarter weather conditions which allowed for additional site work and timing of project payments. Our share of Fort Hills cash expenditures in 2016 is estimated at $960 million.

Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is over 95% complete, construction is progressing per plan and is now over 50% complete. Equipment and material deliveries are continuing and off-site modular fabrication, site civil works and process facility construction are well underway. Site construction workforce is ramping up to peak in mid-2016 through to early 2017. The capital cost and schedule outlook have not changed since we announced project sanction in October 2013. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.

We are continuing to review options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty or rail to access U.S. Gulf Coast refineries and tidewater ports.

Frontier Energy Project
The Frontier project regulatory application review continues with the provincial and federal regulators. We received a fifth round of information requests from the regulators in the fourth quarter of 2015. We plan to respond to the regulators latest information requests late in the first quarter of 2016. The earliest anticipated first oil date for our Frontier Project is 2026, which reflects time required to receive regulatory permits for the project in light of revisions to the project scope. The regulatory review process is expected to continue through 2016, making 2017 the earliest a decision report is expected. Our expenditures on Frontier are limited to supporting this process. We are evaluating the project schedule and development options as part of our ongoing capital review and prioritization process in response to market conditions.

Wintering Hills Wind Power Facility
During the fourth quarter, our share of the power generation from Wintering Hills was 37 GWhs, resulting in 24,000 tonnes of CO2 equivalent offsets. Our share of power generation in 2015 was 136 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2016 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

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OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $73 million in the fourth quarter compared with $100 million a year ago. This includes negative pricing adjustments of $63 million, including adjustments on copper and zinc of $42 million and $18 million, respectively. We also made additional environmental provisions of $35 million and incurred restructuring charges of $19 million. Partly offsetting these expense items was $38 million of gains on the disposal of various assets and a $37 million non-cash gain on the formation of Project Corridor.

The table below outlines our outstanding receivable positions, provisionally valued at December 31 and September 30, 2015.

	Outstanding at		Outstanding at
	December 31, 2015		September 30, 2015
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	257	2.13	189	2.30
Zinc	162	0.73	220	0.76

Finance expense was $80 million in the fourth quarter, similar to a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. We capitalized a total of $56 million in interest in the quarter compared with $46 million a year ago.

Other non-operating expense of $21 million included foreign exchange losses of $20 million on that portion of our debt which is not offset by investments in U.S. dollar denominated foreign subsidiaries.

Our income and resource taxes recovery for the fourth quarter was $222 million, or 32% of pre-tax loss. This effective tax rate reflects the effect of resource taxes, high taxes in foreign jurisdictions and other non-recurring items. As a result, the tax rate is not comparable with our historical and expected tax rates. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.
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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

	December 31,	December 31,
	2015	2014

Term notes	$6,839	$7,132
Other	122	144
Total debt (US$ in millions)	$6,961	$7,276

Canadian $ equivalent (1)	9,634	8,441
Less cash balances	(1,887)	(2,029)
Net debt	$7,747	$6,412

Debt to debt-plus-equity ratio (2) (3)	37%	31%
Net-debt to net-debt-plus-equity ratio (2)	32%	25%
Average interest rate	4.8%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Our cash position increased from $1.5 billion to $1.9 billion in the quarter. Significant outflows included $302 million on Fort Hills project expenditures and $398 million for the repayment of a US$300 million note due in October. Significant inflows included $789 million (US$610 million) from the silver streaming agreement with Franco-Nevada related to our Antamina mine. Our cash flow in the quarter was affected by the seasonality of Red Dog sales and the reduction of inventories.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. All of our bank credit facilities are unsecured and any borrowings rank pari passu with our outstanding public notes. None of our notes or credit facilities are guaranteed by any of our subsidiaries. We maintain two primary revolving committed credit facilities. Our US$3 billion facility matures in July 2020 and has a letter of credit sub-limit of US$1 billion. Any letters of credit issued under this facility would reduce the amount of the facility that can be drawn for cash. There were no drawings on this facility in 2015 and it remains fully available as at February 10, 2016.

Our US$1.2 billion facility matures in June 2017 and can be drawn fully for cash or for letters of credit. As at February 10, 2016 there are US$740 million of letters of credit issued on this facility. Both facilities require us to pay a commitment fee on undrawn amounts and a specified spread above LIBOR on any drawn amounts, which varies with our credit rating, but does not further vary if our ratings from both Moody’s and S&P are below Ba1 or BB high, respectively. Drawings under both facilities are available for general corporate purposes, however, we expect
24    Teck Resources Limited 2015 Fourth Quarter News Release

to keep any undrawn portion of the US$1.2 billion facility available for letter of credit requirements that may be required under certain contractual arrangements with counterparties.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our credit facilities, but not our public notes, include a financial covenant that requires us to maintain our debt to debt-plus-equity ratio below 50%. Borrowing under the credit facilities is not conditioned on us maintaining any particular credit rating or there being no general developments that could be expected to have a material adverse effect on us.

We are restricted under our bank and public note covenants from creating liens on certain assets to secure indebtedness unless those liens also secure our credit facilities and notes. We are restricted from creating liens on major assets. There are a number of exceptions from these negative pledge covenants, including an exception for liens securing debt that does not exceed 10% of consolidated net tangible assets. As at December 31, 2015, our consolidated net tangible assets for the purposes of our credit facilities and public notes totaled approximately $32 billion, 10% of which is approximately $3.2 billion.

In addition to our two primary revolving committed credit facilities, we also maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At December 31, 2015 these facilities totaled $1.7 billion and outstanding letters of credit issued thereunder were $1.5 billion. We expect these amounts to increase by approximately $110 million in 2016. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2015 we had US$529 million of such deposits.

Our reclamation obligations are included in “Other Liabilities and Provisions” on our balance sheet. Associated letters of credit would not become a liability unless the letter of credit is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contact or permit. In the event of the drawing, we would be required to reimburse the issuing bank for the amount drawn on the letter of credit. Issued letters of credit do not constitute debt for the purpose of the debt-to-debt plus equity covenant in our bank credit agreements.

Since the end of the third quarter, Moody’s, Fitch and DBRS revised our credit ratings to Ba3, BB+ and BB (high), respectively, in each case with a negative outlook or trend. S&P currently rates us BB with a negative outlook. On January 21, 2016 Moody’s placed certain mining companies, including Teck, on review for downgrade. Based on current market conditions, we expect further rating actions.

As a consequence of the reduction of our credit ratings to below investment grade, we were required in the fourth quarter of 2015 to deliver an aggregate of US$672 million of letters of credit pursuant to long-term power purchase agreements for the Quebrada Blanca Phase 2 project. The letters of credit would be terminated if and when we regain investment grade ratings. There are no requirements to deliver further letters of credit related to the Quebrada Blanca project. We were also required to post $93 million letters of credit under certain pipeline
25    Teck Resources Limited 2015 Fourth Quarter News Release

and storage agreements we entered into in connection with the Fort Hills project. These letters of credit will increase as construction of the relevant facilities progresses and could reach approximately $550 million in 2016 and could further increase to approximately $650 million in 2017 at the request of our counterparties prior to the relevant in-service date. Following the in-service date, the letter of credit amount would reduce to a maximum amount of approximately $450 million. These Fort Hills related letters of credit would also be terminated if and when we regain investment grade ratings.

The ratings actions described above do not affect our credit facilities beyond the rate of the commitment fee and cost of borrowing. There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of the downgrades by the rating agencies.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $428 million in the fourth quarter compared with $491 million a year ago. The reduction was primarily due to substantially lower commodity prices, partly offset by higher sales volumes of copper and zinc and lower income taxes paid due to timing.

Changes in working capital items increased cash by $259 million in the fourth quarter compared with $252 million a year ago. The decrease in working capital in both periods was due to the seasonal drawdown of Red Dog’s production inventories and timing of payment of trade payables.

Investing Activities

Expenditures on property, plant and equipment were $532 million in the fourth quarter, including $302 million for the Fort Hills oil sands project, $165 million on sustaining capital and $17 million on major enhancement projects. The largest components of sustaining expenditures were $49 million at our Trail Operations and $31 million at Highland Valley Copper. Major enhancement expenditures included approximately $8 million at our steelmaking coal operations.

Capitalized stripping expenditures were $176 million in the fourth quarter compared with $167 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

During the quarter we completed the sale of a silver stream linked to our share of the Antamina mine and received proceeds of $789 million (US$610 million).

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The table below summarizes our year-to-date capital spending for 2015:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Steelmaking coal	$67	$29	$1	$97	$396	$493
Copper	194	16	128	338	201	539
Zinc	126	19	-	145	66	211
Energy	6	-	991	997	-	997
Corporate	4	-	-	4	-	4
	$397	$64	$1,120	$1,581	$663	$2,244

Financing Activities

Financing activities in the fourth quarter included the repayment of $398 million (US$300 million) of notes that matured on October 1, 2015 and debt interest payments of $40 million (2014 - $34 million). We also paid our semi-annual dividend that totaled $29 million in the fourth quarter.

OUTLOOK

We continue to experience challenging markets for our products. Prices for most of our products have declined and lower prices may persist for some time. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Reduced steelmaking coal imports by China, partially offset by production curtailments, are continuing to maintain pressure on pricing. We are also significantly affected by foreign exchange rates. In the last twelve months, the U.S. dollar strengthened by approximately 20% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

In October 2013, we approved an estimated $2.9 billion (our share) of expenditures to complete the development of the Fort Hills oil sands project, of which approximately $1.2 billion remains to be spent as at February 10, 2016. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Commodity Prices and 2016 Production

Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. We believe that over the longer term the industrialization of emerging market economies will continue to be a major positive factor in the future demand
27    Teck Resources Limited 2015 Fourth Quarter News Release

for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2016 mid-range production estimates, and current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows:

	2016 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates (1)	Change	On Profit (2)	EBITDA (2)

US$ exchange		CAD$0.01	$ 22 million	$ 34 million
Steelmaking coal (000’s tonnes)	25,500	US$1/tonne	$ 23 million	$ 35 million
Copper (tonnes)	312,000	US$0.01/lb	$ 6 million	$ 9 million
Zinc (tonnes) (3)	940,000	US$0.01/lb	$ 9 million	$ 14 million

(1)	All production estimates are subject to change based on market and operating conditions.
(2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Zinc includes 295,000 tonnes of refined zinc and 645,000 tonnes of zinc contained in concentrate.

The decline in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of lower commodity prices, which are all denominated in U.S. dollars.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations may have some effect on our 2016 profit although most our U.S. dollar debt is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations.

While the extent of the oversupply of steelmaking coal was reduced during 2015 due to acceleration in the implementation of production curtailments, we believe that steelmaking coal prices continue to trade at unsustainably low long-term levels, which are currently approximately 20% below 2015 averages. Copper and zinc prices to date in 2016 are both trading approximately 18% below 2015 average prices. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2016, has averaged approximately $1.40 against the U.S. dollar compared with $1.28 on average for 2015.

Our steelmaking coal production in 2016 is expected to be in the range of 25 to 26 million tonnes compared with 25.3 million tonnes produced in 2015. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2016 is expected to decrease and be in the range of 305,000 to 320,000 tonnes compared with 358,000 tonnes produced in 2015. Highland Valley Copper is expected to decrease production by approximately 35,000 tonnes as a result of mining lower ore grades. Production from Quebrada Blanca is expected to decrease by approximately 6,500 tonnes as grades are declining with the depletion of the orebody. Production from Antamina rises slightly in 2016. Duck Pond was permanently closed at the end of June 2015.
28    Teck Resources Limited 2015 Fourth Quarter News Release

Our zinc in concentrate production in 2016 is expected to be in the range of 630,000 to 665,000 tonnes compared with 657,500 tonnes produced in 2015. Red Dog’s production is expected to decrease by approximately 10,000 tonnes primarily due to lower ore grades. With a full year of operations in 2016, Pend Oreille is expected to produce 40,000 tonnes of zinc. Duck Pond was permanently closed at the end of June 2015. Our share of Antamina’s zinc production is expected to be 50,000 tonnes, similar to 2015 levels. Refined zinc production in 2016 from our Trail Operations is expected to be in the range of 290,000 to 300,000 tonnes compared with a record 307,000 tonnes produced in 2015.

Capital Expenditures

Our forecast approved capital expenditures for 2016, before capitalized stripping costs, are approximately $1.4 billion and are summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$50	$40	$-	$90	$290	$380
Copper	120	5	80	205	190	395
Zinc	130	10	-	140	60	200
Energy	5	-	1,000	1,005	-	1,005
Corporate	-	-	-	-	-	-
	$305	$55	$1,080	$1,440	$540	$1,980

New mine development includes $80 million for permitting activities for Quebrada Blanca Phase 2, $960 million for Fort Hills and $40 million for permitting activities on the Frontier oil sands project. The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans in 2016, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2015, $5.5 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income. The remaining portion of foreign exchange gains or losses on our U.S. dollar denominated debt, less U.S. dollar working capital balances, is charged to profit. As at December 31, 2015, we were exposed to foreign exchange gains or losses on approximately US$375 million on our balance sheet.
29    Teck Resources Limited 2015 Fourth Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,135	$2,101	$1,999	$2,024	$2,256	$2,250	$2,009	$2,084

Gross profit	281	339	311	348	416	414	298	407

EBITDA (1)	(269)	(2,506)	596	546	582	651	558	557

Profit (loss) attributable to shareholders	(459)	(2,146)	63	68	129	84	80	69

Earnings (loss) per share	$(0.80)	$(3.73)	$0.11	$0.12	$0.23	$0.14	$0.14	$0.12

Cash flow from operations	687	560	332	372	743	554	436	545

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at February 10, 2016 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were approximately 24.7 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. Approximately 8.8 million were granted in January 2016. More information on these instruments and the terms of their conversion is set out in Note 19 of our 2014 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

30    Teck Resources Limited 2015 Fourth Quarter News Release

REVENUES AND GROSS PROFIT

Our revenues and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

REVENUES
Steelmaking coal	$701	$824	$3,049	$3,335

Copper
Highland Valley Copper	264	224	999	943
Antamina	168	181	634	659
Quebrada Blanca	65	94	288	375
Carmen de Andacollo	122	128	442	504
Duck Pond	-	29	53	96
Other	-	-	6	9
	619	656	2,422	2,586

Zinc
Trail	463	419	1,847	1,699
Red Dog	419	426	1,220	1,240
Pend Oreille	14	-	47	-
Other	1	3	7	11
Inter-segment sales	(83)	(73)	(337)	(275)
	814	775	2,784	2,675
Energy	1	1	4	3
TOTAL REVENUES	$2,135	$2,256	$8,259	$8,599

GROSS PROFIT (LOSS)
Steelmaking coal	$29	$56	$200	$208

Copper
Highland Valley Copper	78	37	278	265
Antamina	73	96	304	373
Quebrada Blanca	(58)	12	(141)	(16)
Carmen de Andacollo	(17)	10	(4)	67
Duck Pond	-	(10)	(17)	(21)
Other	-	4	6	10
	76	149	426	678

Zinc
Trail	39	12	124	76
Red Dog	149	200	537	574
Pend Oreille	(9)	-	(15)	-
Other	(3)	(1)	9	(1)
	176	211	655	649
Energy	-	-	(2)	-
TOTAL GROSS PROFIT	$281	$416	$1,279	$1,535

31    Teck Resources Limited 2015 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

OPERATING COSTS
Steelmaking coal	$276	$335	$1,204	$1,409

Copper
Highland Valley Copper	128	142	513	484
Antamina	69	55	192	171
Quebrada Blanca	85	56	302	251
Carmen de Andacollo	111	85	336	312
Duck Pond	-	27	53	72
Other	-	(4)	-	(1)
	393	361	1,396	1,289

Zinc
Trail	89	103	384	393
Red Dog	127	85	304	252
Pend Oreille	20	-	54	-
Other	4	4	(2)	9
	$240	$192	$740	$654

Energy	-	-	1	-
Total operating costs	$909	$888	$3,341	$3,352

TRANSPORTATION COSTS
Steelmaking coal	$226	$253	$931	$996

Copper
Highland Valley Copper	10	10	37	40
Antamina	6	5	19	19
Quebrada Blanca	1	1	5	6
Carmen de Andacollo	2	7	20	28
Duck Pond	-	2	2	6
	19	25	83	99

Zinc
Trail	36	33	138	122
Red Dog	56	43	138	135
Pend Oreille	1	-	2	-
Other	-	-	-	3
	93	76	278	260
Total transportation costs	$338	$354	$1,292	$1,355

CONCENTRATE PURCHASES

Trail	$279	$251	$1,120	$1,042
Inter-segment purchases	(83)	(73)	(337)	(275)
Total concentrate purchases	$196	$178	$783	$767

32    Teck Resources Limited 2015 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

ROYALTY COSTS
Steelmaking coal	$2	$2	$8	$10

Copper
Highland Valley Copper	-	(7)	-	-
Antamina	4	2	11	19
Duck Pond	-	1	1	2
	4	(4)	12	21

Zinc
Red Dog	72	81	178	215
Total royalty costs	$78	$79	$198	$246

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$168	$178	$706	$712

Copper
Highland Valley Copper	48	42	171	154
Antamina	16	23	108	77
Quebrada Blanca	37	25	122	134
Carmen de Andacollo	26	26	90	97
Duck Pond	-	9	14	37
	127	125	505	499

Zinc
Trail	20	20	81	66
Red Dog	15	17	63	64
Pend Oreille	2	-	6	-
	37	37	150	130
Energy	1	1	5	3
Total depreciation and amortization	$333	$341	$1,366	$1,344
TOTAL COST OF SALES	$1,854	$1,840	$6,980	$7,064

33    Teck Resources Limited 2015 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

Steelmaking coal	$103	$94	$396	$443

Copper
Highland Valley Copper	30	27	124	123
Antamina	19	16	67	63
Quebrada Blanca	1	10	8	35
Carmen de Andacollo	-	1	2	4
	50	54	201	225

Zinc
Red Dog	23	19	66	47
Total	$176	$167	$663	$715

34    Teck Resources Limited 2015 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
Steelmaking coal	2015	2014	2015	2014

Waste production (million BCM’s)	64.3	68.8	260.4	274.0
Steelmaking coal production (million tonnes)	6.4	6.8	25.3	26.7

Steelmaking coal strip ratio (waste BCM’s/steelmaking coal tonnes)	9.7:1	9.8:1	9.9:1	9.9:1
Sales (million tonnes)	6.5	6.5	26.0	26.2

Highland Valley Copper

Tonnes mined (000's)	30,125	32,235	116,231	124,217
Tonnes milled (000's)	12,698	13,720	47,257	49,932

Copper
Grade (%)	0.37	0.25	0.37	0.29
Recovery (%)	87.5	84.8	87.9	84.9
Production (000's tonnes)	41.2	29.5	151.4	121.5
Sales (000's tonnes)	43.9	31.0	150.4	124.6
Molybdenum
Production (million pounds)	0.9	1.3	3.4	5.2
Sales (million pounds)	0.7	1.1	3.7	4.9

Antamina

Tonnes mined (000's)	52,130	43,793	215,653	194,102
Tonnes milled (000's)
Copper-only ore	9,765	9,019	37,163	35,107
Copper-zinc ore	4,419	4,576	19,033	15,343

	14,184	13,595	56,196	50,450
Copper (1)
Grade (%)	0.92	0.74	0.83	0.83
Recovery (%)	88.1	82.0	83.4	82.8
Production (000's tonnes)	114.3	83.9	390.6	344.9
Sales (000's tonnes)	131.9	91.0	388.0	346.6

Zinc (1)
Grade (%)	1.37	1.50	1.52	1.66
Recovery (%)	82.0	79.0	81.4	82.6
Production (000's tonnes)	58.0	57.5	235.0	211.0
Sales (000's tonnes)	72.0	75.8	241.8	208.3

Molybdenum
Production (million pounds)	1.5	0.5	4.4	3.1
Sales (million pounds)	0.9	0.6	4.0	4.1

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

35    Teck Resources Limited 2015 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Quebrada Blanca	2015	2014	2015	2014

Tonnes mined (000's)	5,588	8,635	22,923	34,520
Tonnes placed (000's)
Heap leach ore	1,536	1,657	5,962	6,026
Dump leach ore	790	1,063	3,262	6,584
	2,326	2,720	9,224	12,610
Grade (SCu%) (1)
Heap leach ore	0.48	0.65	0.60	0.68
Dump leach ore	0.18	0.27	0.26	0.25

Production (000's tonnes)
Heap leach ore	5.7	6.8	23.2	30.3
Dump leach ore	3.6	5.6	15.9	17.7
	9.3	12.4	39.1	48.0

Sales (000's tonnes)	9.7	12.3	40.0	48.9

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,644	7,746	28,362	29,962
Tonnes milled (000’s)	4,520	4,453	17,309	17,676
Copper
Grade (%)	0.45	0.45	0.45	0.44
Recovery (%)	89.8	88.9	88.6	87.0
Production (000’s tonnes)	18.2	17.8	68.3	67.5
Sales (000’s tonnes)	20.4	18.1	66.9	69.4

Gold (1)
Production (000’s ounces)	-	12.3	22.1	47.5
Sales (000’s ounces)	-	11.0	19.7	42.8

Copper cathode
Production (000’s tonnes)	1.3	1.1	4.7	4.3
Sales (000’s tonnes)	1.4	1.3	4.7	4.4

Note:
(1)
Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc. up to June 2015. From July 2015 and onwards, 100% of the gold produced is for the account of Royal Gold, Inc.

36    Teck Resources Limited 2015 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Duck Pond	2015	2014	2015	2014

Tonnes mined (000's)	-	81	176	666
Tonnes milled (000’s)	-	173	310	658
Copper
Production (000's tonnes)	-	3.2	6.1	14.2
Sales (000's tonnes)	-	3.7	8.1	13.1
Zinc
Production (000's tonnes)	-	2.9	7.0	16.2
Sales (000's tonnes)	-	5.8	7.8	15.9

Trail
Concentrate treated (000’s tonnes)
Zinc	141	140	553	515
Lead	42	23	144	133
Metal production
Zinc (000's tonnes)	78.8	73.1	307.0	277.4
Lead (000's tonnes)	23.8	15.6	83.5	82.1
Silver (million ounces)	6.8	4.3	23.5	21.0
Gold (000's ounces)	14.6	10.5	56.0	50.7

Metal sales
Zinc (000's tonnes)	79.5	72.7	308.0	276.9
Lead (000's tonnes)	24.0	17.7	82.5	77.9
Silver (million ounces)	7.0	4.2	23.5	20.6
Gold (000's ounces)	13.6	9.3	56.1	49.7

Red Dog

Tonnes mined (000's)	3,434	3,854	12,496	12,930
Tonnes milled (000's)	933	1,098	4,026	4,300
Zinc
Grade (%)	17.2	16.7	16.7	16.6
Recovery (%)	84.7	84.6	84.2	83.3
Production (000's tonnes)	136.2	155.1	567.0	596.0
Sales (000's tonnes)	213.0	179.0	613.3	594.1
Lead
Grade (%)	4.7	4.3	4.8	4.4
Recovery (%)	66.3	78.9	60.7	65.3
Production (000's tonnes)	29.2	37.3	117.6	122.5
Sales (000's tonnes)	62.1	49.0	120.0	112.8

37    Teck Resources Limited 2015 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Pend Oreille (1)	2015	2014	2015	2014

Tonnes mined (000's)	186	-	619	-
Tonnes milled (000's)	161	-	593	-
Zinc
Grade (%)	6.0	-	6.0	-
Recovery (%)	87.8	-	85.7	-
Production (000's tonnes)	8.6	-	30.7	-
Sales (000's tonnes)	8.6	-	30.7	-
Lead
Grade (%)	1.9	-	1.5	-
Recovery (%)	71.9	-	72.3	-
Production (000's tonnes)	2.1	-	6.6	-
Sales (000's tonnes)	2.1	-	6.6	-

Note:
(1)	Includes pre-commercial production and sales in the first quarter.
38    Teck Resources Limited 2015 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenues, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenues for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange (LME) prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenues excludes the revenues from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges and inventory write-down charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, inventory write-down charges, or one-time collective bargaining labour settlement charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted
39    Teck Resources Limited 2015 Fourth Quarter News Release

revenues. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting coproduct and by-product margins, are also a common industry measure. By deducting the co and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenues items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Profit (loss) attributable to shareholders	$(459)	$129	$(2,474)	$362
Finance expense net of finance income	79	80	311	300
Provision for income and resource taxes	(222)	32	(836)	342
Depreciation and amortization	333	341	1,366	1,344
EBITDA	$(269)	$582	$(1,633)	$2,348
Impairments	736	-	3,631	12
Adjusted EBITDA	$467	$582	$1,998	$2,360

40    Teck Resources Limited 2015 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Gross profit	$281	$416	$1,279	$1,535
Depreciation and amortization	333	341	1,366	1,344
Gross profit before depreciation and amortization	$614	$757	$2,645	$2,879

Reported as:
Steelmaking coal	$197	$234	$906	$920

Copper
Highland Valley Copper	126	79	449	419
Antamina	89	119	412	450
Quebrada Blanca	(21)	37	(19)	118
Carmen de Andacollo	9	36	86	164
Duck Pond	-	(1)	(3)	16
Other	-	4	6	10
	203	274	931	1,177

Zinc
Trail	59	32	205	142
Red Dog	164	217	600	638
Pend Oreille	(7)	-	(9)	-
Other	(3)	(1)	9	(1)
	213	248	805	779

Energy	1	1	3	3
Gross profit before depreciation and amortization	$614	$757	$2,645	$2,879

41    Teck Resources Limited 2015 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Cost of sales as reported	$672	$768	$2,849	$3,127
Less:
Transportation	(226)	(253)	(931)	(996)
Depreciation and amortization	(168)	(178)	(706)	(712)
Inventory write-downs	(13)	(23)	(45)	(89)
Adjusted cash cost of sales	$265	$314	$1,167	$1,330
Tonnes sold (millions)	6.5	6.5	26.0	26.2

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$41	$48	$45	$51
Transportation	35	39	36	38
Inventory write-downs	2	4	2	3
Cash unit costs - CAD$/tonne	$78	$91	$83	$92

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.14	$1.28	$1.10
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$31	$42	$35	$46
Transportation	26	34	28	35
Inventory write-downs	1	3	1	3
Cash unit costs - US$/tonne	$58	$79	$64	$84

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

42    Teck Resources Limited 2015 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Revenues as reported	$619	$656	$2,422	$2,586
By-product revenues (A) (1)	(38)	(75)	(229)	(269)
Smelter processing charges	69	48	229	174
Adjusted revenues	$650	$629	$2,422	$2,491

Cost of sales as reported	$543	$507	$1,996	$1,908
Less:
Depreciation and amortization	(127)	(125)	(505)	(499)
Inventory write-downs	(20)	-	(61)	-
Labour settlement charge	(13)	-	(13)	-
By-product cost of sales (B) (1)	(11)	(13)	(44)	(37)
Adjusted cash cost of sales	$372	$369	$1,373	$1,372

Payable pounds sold (millions) (C)	226.0	185.7	764.8	723.7

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.65	$1.98	$1.79	$1.90
Smelter processing charges	0.30	0.26	0.30	0.24
Total cash unit costs - CAD$/pound (D)	$1.95	$2.24	$2.09	$2.14

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.12)	$(0.33)	$(0.24)	$(0.32)
Net cash unit cost CAD$/pound (2)	$1.83	$1.91	$1.85	$1.82

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.34	$1.14	$1.28	$1.10

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.23	$1.75	$1.40	$1.72
Smelter processing charges	0.23	0.23	0.24	0.22
Total cash unit costs - US$/pound (1)	$1.46	$1.98	$1.64	$1.94

Cash margin for by-products – US$/pound	$(0.09)	$(0.29)	$(0.19)	$(0.29)
Net cash unit costs – US$/pound	$1.37	$1.69	$1.45	$1.65

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
43    Teck Resources Limited 2015 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), our target to complete 2016 with approximately $500 million in cash, plans and expectations for our development projects, the impact of currency exchange rates, the expected timing of production at the Fort Hills oil sands project and its economic benefits, our expectations that our Quebrada Blanca Phase 2 initiatives will materially reduce initial capital costs for the project and other expectations regarding the new design and cost process, timing for the filing of an SEIA, timing for the completion of the Project Corridor feasibility study 2016, capital expenditure projections, sensitivity of EBITDA to exchange rates and the price of oil, expectations that we have access to cash and credit lines sufficient to meet our capital commitments and working capital needs, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the sensitivity of EBITDA and operating costs to oil prices are based on assumptions regarding the amount of diesel fuel used in our operations and transporting our coal products is as forecast, and also based on an assumed Canadian/U.S. dollar exchange rate of $1.40. Our forecast of $500 million in cash at the end of 2016 is based on an assumed Canadian/U.S. dollar exchange rate of $1.40, current commodity prices and assumes no unusual transactions or events occur and that we meet our full year guidance for production, costs and capital expenditures. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the
44    Teck Resources Limited 2015 Fourth Quarter News Release

size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2015 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 11, 2016. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

.
45    Teck Resources Limited 2015 Fourth Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Year Ended December 31, 2015
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2015	2014	2015	2014

Revenues	$2,135	$2,256	$8,259	$8,599

Cost of sales	(1,854)	(1,840)	(6,980)	(7,064)
Gross profit	281	416	1,279	1,535

Other operating expenses
General and administration	(30)	(36)	(108)	(119)
Exploration	(21)	(20)	(76)	(60)
Research and development	(11)	(6)	(47)	(29)
Asset impairments	(736)	-	(3,631)	(12)
Other operating income (expense) (Note 1)	(73)	(100)	(335)	(267)
Profit (loss) from operations	(590)	254	(2,918)	1,048

Finance income	1	1	5	4
Finance expense (Note 2)	(80)	(81)	(316)	(304)
Non-operating income (expense) (Note 3)	(21)	(6)	(89)	(21)
Share of losses of associates and joint ventures	(1)	(1)	(2)	(3)
Profit (loss) before tax	(691)	167	(3,320)	724

Recovery of (provision for) income taxes	222	(32)	836	(342)
Profit (loss) for the period	$(469)	$135	$(2,484)	$382

Profit (loss) attributable to:
Shareholders of the company	$(459)	$129	$(2,474)	$362
Non-controlling interests	(10)	6	(10)	20
Profit (loss) for the period	$(469)	$135	$(2,484)	$382

Earnings (loss) per share
Basic	$(0.80)	$0.23	$(4.29)	$0.63

Diluted	$(0.80)	$0.23	$(4.29)	$0.63

Weighted average shares outstanding (millions)	576.2	576.1	576.2	576.2

Shares outstanding at end of period (millions)	576.3	576.1	576.3	576.1
47    Teck Resources Limited 2015 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Operating activities
Profit (loss) for the period	$(469)	$135	$(2,484)	$382
Items not affecting operating cash flows:
Depreciation and amortization	333	341	1,366	1,344
Provision for (recovery of) income taxes	(222)	32	(836)	342
Asset impairments	736	-	3,631	12
Loss (gain) on sale of investments and assets	(75)	1	(120)	2
Foreign exchange losses	20	3	76	9
Finance expense	80	81	316	304
Income taxes paid	(25)	(106)	(255)	(406)
Other	50	4	54	6
	428	491	1,748	1,995
Net change in non-cash working capital items	259	252	203	283
	687	743	1,951	2,278
Investing activities
Purchase of property, plant and equipment	(532)	(420)	(1,581)	(1,498)
Capitalized production stripping costs	(176)	(167)	(663)	(715)
Expenditures on financial investments and other assets	(13)	(12)	(82)	(44)
Proceeds from the sale of investments and other assets	831	17	1,222	34
	110	(582)	(1,104)	(2,223)
Financing activities
Issuance of debt	-	-	28	12
Repayment of debt	(406)	(16)	(476)	(70)
Debt interest paid	(40)	(34)	(444)	(381)
Purchase and cancellation of Class B subordinate voting shares	-	-	-	(5)
Dividends paid	(29)	-	(374)	(518)
Distributions to non-controlling interests	(1)	(6)	(27)	(23)
	(476)	(56)	(1,293)	(985)

Effect of exchange rate changes on cash and cash equivalents	79	71	304	187
Increase (decrease) in cash and cash equivalents	400	176	(142)	(743)

Cash and cash equivalents at beginning of period	1,487	1,853	2,029	2,772
Cash and cash equivalents at end of period	$1,887	$2,029	$1,887	$2,029
48    Teck Resources Limited 2015 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(CAD$ in millions)	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$1,887	$2,029
Current income tax receivable	183	100
Trade accounts receivable	1,115	1,036
Inventories	1,620	1,752
	4,805	4,917

Financial and other assets	936	894
Investments in associates and joint ventures	939	32
Property, plant and equipment	26,791	28,925
Deferred income tax assets	90	361
Goodwill	1,127	1,710
	$34,688	$36,839

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,673	$1,663
Dividends payable	-	259
Current income taxes payable	25	59
Debt	28	428
	1,726	2,409

Debt	9,606	8,013
Deferred income tax liabilities	4,828	6,091
Deferred consideration	785	-
Retirement benefit liabilities	591	572
Other liabilities and provisions	515	918
	$18,051	$18,003
Equity
Attributable to shareholders of the company	16,407	18,606
Attributable to non-controlling interests	230	230
	16,637	18,836
	$34,688	$36,839

49    Teck Resources Limited 2015 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.  OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Settlement pricing adjustments	$(63)	$(70)	$(280)	$(130)
Share-based compensation	(6)	4	(13)	(12)
Environmental and care and maintenance costs	(35)	(17)	(49)	(52)
Social responsibility and donations	(4)	(4)	(10)	(15)
Gain (loss) on sale of assets	38	(1)	74	(2)
Gain on Project Corridor	37	-	37	-
Commodity derivatives	(5)	(7)	(12)	(7)
Restructuring	(19)	(1)	(22)	(11)
Other	(16)	(4)	(60)	(38)
	$(73)	$(100)	$(335)	$(267)

2.  FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Debt interest	$109	$99	$434	$384
Letters of credit and standby fees	6	4	20	9
Financing fees and discount amortization	2	2	8	7
Net interest expense on retirement benefit plans	3	4	13	16
Accretion on decommissioning and restoration provisions	14	18	59	70
Other	2	-	4	1
	136	127	538	487

Less capitalized borrowing costs	(56)	(46)	(222)	(183)
	$80	$81	$316	$304

50    Teck Resources Limited 2015 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.  NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2015	2014	2015	2014

Foreign exchange gains (losses)	$(20)	$(3)	$(76)	$(9)
Provision for marketable securities	(1)	(2)	(21)	(8)
Gain on sale of investments	-	1	8	1
Other	-	(2)	-	(5)
	$(21)	$(6)	$(89)	$(21)

51    Teck Resources Limited 2015 Fourth Quarter News Release